CONSENT OF QUALIFIED PERSON
I, Martin Wafforn, consent to the public filing by Pan American Silver Corp. of the technical report titled “Technical Report for the Dolores Property, Chihuahua, Mexico”, with an effective date of June 30, 2022.
Dated this 2nd day of December, 2022.
/s/ “Martin Wafforn”
Martin Wafforn, P.Eng.